Exhibit 99.1

ASX:ALD | TSX:ALG | AIM:AGLD	6 May 2010

Media Release

ALLIED GOLD LIMITED PROJECTS
NOT AFFECTED BY RESOURCE SUPER PROFITS TAX

On 2 May 2010, the Australian Government released the Henry Review into Australia’s tax and transfer system.

One of the key reforms announced by the Government was the proposed implementation of a Resource Super Profits Tax (RSPT) of 40 per cent from 1 July 2012.  The RSPT applies to all Australian non-renewable, natural resources projects not already subject to Petroleum Resource Rent Tax.

Allied Gold’s natural resources projects are located in jurisdictions other than Australia and are owned by entities that are not subject to Australian taxation legislation.  Accordingly, profits generated by any of Allied Gold’s existing resource projects will not be subject to the RSPT announced as part of the Henry Review.

In addition to the RSPT, the Henry Review recommended a number of other reforms to the Australian taxation system.  A preliminary assessment of the reforms announced to date indicates that they are not expected to have a significant impact on the Allied Group in its current form.  The Australian Government has indicated that it will make further announcements in the coming months in relation to its response to the Henry Review.  Allied Gold will continue to monitor the Australian Government’s implementation of the Henry Review and will inform the market of any material impact of those changes on the Allied Gold group.

For more details, please contact
Mr Mark Caruso	Executive Chairman	08 9356 2776
Mr Frank Terranova	Chief Financial Officer	07 3252 5911
Simon Jemison	Investor Relations & Media	07 3252 5911